Exhibit (d.8)

THIRD AMENDMENT TO EXPENSE CAP/REIMBURSEMENT AGREEMENT

        This Third Amendment, which amends the Second Amendment to the Expense Cap/Reimbursement Agreement dated as of April 30, 2001, between Institutional Capital Corporation ("ICAP") and ICAP Funds, Inc. on behalf of the ICAP Discretionary Equity Portfolio, the ICAP Equity Portfolio, the ICAP Select Equity Portfolio and the ICAP Euro Select Equity Portfolio, is entered into as of September 1, 2001.

        WHEREAS, the parties to the Second Amendment to the Expense Cap/Reimbursement Agreement wish to lower the expense cap relating to the ICAP Euro Select Equity Portfolio (the "Portfolio"). The total operating expenses for such Portfolio are currently capped at 1.00% of the Portfolio's average net assets on an annual basis.

        WHEREAS, concurrent with the execution of this Amendment, ICAP has reduced its compensation under the Investment Advisory Agreement from 1.00% to 0.80% of the Portfolio's average daily net assets.

        WHEREAS, the parties to the Second Amendment wish to lower the Portfolio's expense cap from 1.00% to 0.80% of the Portfolio's average net assets.

        NOW THEREFORE, the parties agree as follows:

        Pursuant to this Third Amendment, the Expense Cap/Reimbursement Agreement shall be modified as follows: effective as of September 1, 2001, ICAP agrees to reduce its compensation as provided for in the Investment Advisory Agreement between ICAP and the ICAP Euro Select Equity Portfolio, and/or assume expenses for the Portfolio to the extent necessary to ensure that the total operating expenses of the Portfolio do not exceed 0.80% of the Portfolio's average net assets on an annual basis.

        All other provisions of the Expense Cap/Reimbursement Agreement, as amended, shall remain in full force and effect.

INSTITUTIONAL CAPITAL CORPORATION

By: /s/ Robert H. Lyon Robert H. Lyon, President

ICAP FUNDS, INC.

By: /s/ Pamela H. Conroy Pamela H. Conroy, Vice President